June 22, 2006

Mail Stop 4561

Mr. Thomas E. Hoaglin
Chairman, President, Chief Executive Officer, and Director
Huntington Bancshares Incorporated
41 S. High Street
Columbus, Ohio 43287

Re: Huntington Bancshares Incorporated
Form 10-K for Fiscal Year Ended December 31, 2005
Form 10-Q for Fiscal Quarter Ended March 31, 2006
File No. 0-2525

Dear Mr. Hoaglin:

We have reviewed your letter filed on June 8, 2006 and have the following comments.

Form 10-K for the Fiscal Year Ended December 31, 2005

Note 21, Derivative Financial Instruments, page 127

1. We note your response to comment five of our letter dated May 18, 2006. Please confirm if true, that your documentation at inception includes all of the relevant details set forth in Paragraph 28(a) of SFAS 133. Be sure to address whether your formal documentation at inception clearly identifies the first cash receipts of the designated commercial loan pool as the hedged forecasted transaction. Refer to Implementation Issue G13.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Ben Phippen, Staff Accountant, at (202) 551-3697 or me at (202) 551-3490 if you have questions.

Sincerely,

Donald A. Walker
Senior Assistant Chief Accountant